EXHIBIT 99.1

IIJ Announces Full Year and Fourth Quarter Financial Results for the Fiscal Year Ended March 31, 2016

TOKYO, May 13, 2016 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (NASDAQ:IIJI) (TSE:3774) today announced its full year (“FY2015”) and 4th quarter (“4Q15”) consolidated financial results for the fiscal year ended March 31, 2016 (from April 1, 2015 to March 31, 2016).1

Highlights of Financial Results for FY2015

Revenues	JPY140.6 billion	(up 14.3% YoY)
Operating Income	JPY6.1 billion	(up 21.0% YoY)
Net Income attributable to IIJ	JPY4.0 billion	(up 21.6% YoY)

Financial Targets for FY2016

Revenues	JPY159 billion	(up 13.1% YoY)
Operating Income	JPY7.3 billion	(up 18.9% YoY)
Net Income attributable to IIJ	JPY5.0 billion	(up 23.8% YoY)
Annual Cash Dividend	JPY27.0 per common share (up 22.7% YoY)

Overview of FY2015 Financial Results and Business Outlook

“We're pleased to announce that we achieved strong revenue growth of 14.3% year over year (YoY) which amounted to JPY140.6 billion for FY2015. The strong growth absorbed the continuous costs increase and made operating income grew by 21.0% YoY to JPY6.1 billion. We recognize the strong revenue growth is the result of our business expansion strategies we’ve been engaged in for the past several years,” said Eijiro Katsu, COO and President of IIJ.

“Through FY2015, we saw strong MVNO2 market expansion, especially toward consumers. By accumulating subscription strongly, we’ve established a strong position in the market which is expected to expand furthermore. Regarding our cloud business, we launched new service platform called “IIJ GIO Infrastructure P23” in November 2015 to promote Japanese enterprises’ demands to migrate their core business platform to cloud. We’re seeing an increase in number of large-scale prospective transactions. Although they tend to require longer process, they should contribute to strong middle term growth. Demands for security-related services and solution such as protection for DDoS4 and targeted attacks have been on the rise and we continued to enhance our related service lineups. Other enterprise network services steadily grew as well. Systems integration continued to grow as we accumulated construction orders and many have shifted to the operation and maintenance. As for overseas business, we’ve started cloud business in Indonesia5 and Thailand6 by partnering with prominent local business operators. Additionally, we continue to see demands to construct container type data centers in Asia. For FY2015, we proceeded on exporting container type DC to the Lao People’s Democratic Republic.7 Regarding new business developments, we’re enhancing our contents distribution business. We launched the world’s first live streaming service in high-resolution audio,8” continued Katsu.

“We expect these business developments to continue to FY2016. We target revenue to increase by 13.1% YoY to JPY159 billion as mobile and cloud revenue to increase to JPY25.5 billion and JPY16.2 billion respectively, other network services and systems integration revenues to accumulate continuously. We target operating income to increase by 18.9% YoY to JPY7.3 billion along with the expansion of gross margin amount. Along with income growth, we plan to increase our dividend for FY2016 by JPY5 to JPY27 per common share,” continued Katsu.

“We believe that FY2015’s strong revenue growth trend has contributed in creating the foundation for our middle term growth. Under such momentum, we established middle term business plan from FY2016 to FY2020. The plan9, which aims to increase the revenue to approximately JPY250 billion at FY2020 and maintain double-digit annual operating income growth YoY, is challenging one for us, yet we firmly believe the market growth opportunity is tremendous. We seek to execute our business expansion strategies accordingly,” concluded Koichi Suzuki, Founder and CEO of IIJ.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP., unaudited and consolidated.

2 Mobile Virtual Network Operator (MVNO) borrows mobile infrastructure from mobile network operators to offer mobile related services.

3 For detail, please refer to our press release titled “IIJ to Launch "IIJ GIO Infrastructure P2"-A Next-generation Cloud Service” which can be found in http://www.iij.ad.jp/en/news/pressrelease/2015/0714.html

4 Distributed Denial of Service (DDoS) attack is a type of Denial of Service (DOS) attack launched from multiple connected devises that are distributed across Internet. DDoS attacks tend to target a particular site, saturate it with huge volumes of traffic and attempts to make the site unavailable.

5 For detail, please refer to our press release titled “IIJ to Launch Biznet GIO Cloud Service in Indonesia” which can be found in http://www.iij.ad.jp/en/news/pressrelease/2015/0526.html

6 For detail, please refer to our press release titled “Let us loop you into our Cloud journey with Leap Solutions Asia” which can be found in http://www.iij.ad.jp/en/news/pressrelease/2016/0405.html

7 For detail, please refer to press release titled “Japanese Partners to Conduct a Joint Crediting Mechanism Demonstration Project ‘Lao PDR Energy Efficient Datacenter Project’” which can be found in http://www.iij.ad.jp/en/news/pressrelease/2016/0126-2.html

8 For detail, please refer to our press release titled “IIJ to launch PrimeSeat, the world's first live streaming service in high-resolution audio” which can be found in http://www.iij.ad.jp/en/news/pressrelease/2015/1221.html

9 More information about our middle term plan is disclosed in pages 7 and 8 of this earnings release document and slide 4 of FY2015 financial results presentation

FY2015 Financial Results Summary

Operating Results Summary
	FY2014	FY2015	YoY % Change
	JPY millions	JPY millions
Total revenues	123,050	140,648	14.3
Network services	69,006	79,296	14.9
Systems integration (SI)	48,237	54,188	12.3
Equipment sales	2,167	3,275	51.1
ATM operation business	3,640	3,889	6.8
Total costs	100,978	115,993	14.9
Network services	54,932	64,239	16.9
Systems integration (SI)	41,562	46,226	11.2
Equipment sales	1,932	2,969	53.6
ATM operation business	2,552	2,559	0.3
SG&A expenses and R&D	16,997	18,515	8.9
Operating income	5,075	6,140	21.0
Income before income tax expense	5,139	6,193	20.5
Net income attributable to IIJ	3,322	4,038	21.6

Segment Results Summary
	FY2014	FY2015
	JPY millions	JPY millions
Total revenues	123,050	140,648
Network services and SI business	119,819	137,142
ATM operation business	3,640	3,889
Elimination	(409)	(383)
Operating income	5,075	6,140
Network service and SI business	4,335	5,128
ATM operation business	886	1,149
Elimination	(146)	(137)

We have omitted segment analysis because most of our revenues are dominated by network services and systems integration (SI) business.

FY2015 Revenues and Income

Revenues

Total revenues were JPY140,648 million, up 14.3% YoY (JPY123,050 million for FY2014).

Network services revenue was JPY79,296 million, up 14.9% YoY (JPY69,006 million for FY2014).

Revenues for Internet connectivity services for enterprise were JPY17,597 million, up 7.6% YoY compared to JPY16,350 million for FY2014 mainly due to an increase in mobile related services revenues. The number of our MVNE10 business clients continued to increase and their business volume also expanded.

Revenues for Internet connectivity services for consumers were JPY15,256 million, up 85.5% YoY compared to JPY8,222 million for FY2014, mainly due to the significant revenue growth of “IIJmio High-speed Mobile/D services,” consumer mobile services which offer inexpensive data communication and voice services with SIM cards.

Revenues for WAN services were JPY25,177 million, up 3.5% YoY compared to JPY24,326 million for FY2014 as we continued to accumulate orders from enterprise customers.

Revenues for outsourcing services were JPY21,266 million, up 5.8% YoY compared to JPY20,108 million for FY2014 mainly by the increase in security-related services revenues.

10 Mobile Virtual Network Enabler (MVNE) provides mobile infrastructure and related services to MVNOs.

Network Services Revenues Breakdown
	FY2014	FY2015	YoY % Change
	JPY millions	JPY millions
Internet connectivity services (Enterprise)	16,350	17,597	7.6
IP service*1	9,831	9,671	(1.6)
IIJ FiberAccess/F and IIJ DSL/F	3,143	3,077	(2.1)
IIJ Mobile service (Enterprise)	3,143	4,580	45.7
Others	233	269	15.4
Internet connectivity services (Consumer)	8,222	15,256	85.5
IIJ*2	5,429	12,719	134.3
hi-ho	2,793	2,537	(9.2)
WAN services	24,326	25,177	3.5
Outsourcing services	20,108	21,266	5.8
Total network services	69,006	79,296	14.9
*1 IP service revenues include revenues from the data center connectivity service.
*2 From 1Q15, what were formerly known as “Under IIJ brand” and “OEM” are now merged under a newly created category “IIJ.”

Number of Contracts and Subscription for Connectivity Services*1
	as of March 31, 2015	as of March 31, 2016	YoY Change
Internet connectivity services (Enterprise)	253,549	510,067	256,518
IP service (1Gbps-)	340	367	27
IP service (100Mbps-999Mbps)	504	532	28
IP service (-99Mbps)	763	690	(73)
IIJ Data center connectivity service	278	270	(8)
IIJ FiberAccess/F and IIJ DSL/F	62,926	75,932	13,006
IIJ Mobile service (Enterprise)*2	187,429	431,030	243,601
Others	1,309	1,246	(63)
Internet connectivity services (Consumer)*2	891,519	1,230,600	339,081
IIJ*2	734,311	1,084,295	349,984
hi-ho*2	157,208	146,305	(10,903)
Total contracted bandwidth*3	1,730.8Gbps	2,315.9Gbps	585.1Gbps
*1. Numbers in the table show number of contracts except for “IIJ Mobile service (Enterprise),” “IIJ” and “hi-ho” which show number of subscriptions.
*2. The table for “Number of Contracts and Subscription for Connectivity Services” has the following changes from 1Q15:
(1) Number of subscriptions related to “IIJ Mobile MVNO platform services” is classified under “IIJ Mobile service (Enterprise)” in Internet connectivity services (Enterprise). They were classified under “OEM” in Internet connectivity services (Consumer).
(2) A counting unit of mobile related services has been changed from number of contracts to number of subscriptions.
(3) Under Internet connectivity services (Consumer), what were formerly known as “Under IIJ brand” and “OEM” are merged under a newly created category “IIJ.”
(4) Number of subscriptions for prepaid SIM cards is added to “IIJ” in Internet connectivity services (Consumer).
*3. Total contracted bandwidths are calculated by multiplying number of contracts for IP service, data center connectivity service, IIJ FiberAccess/F and IIJ DSL/F of Internet connectivity services (Enterprise) by contracted bandwidths respectively.

SI revenues were JPY54,188 million, up 12.3% YoY (JPY48,237 million for FY2014).

Systems construction revenue, a one-time revenue, was JPY21,145 million, up 3.5% YoY (JPY20,437 million for FY2014). The increase was mainly due to an increase in systems construction projects and execution of several large-scale projects. Systems operation and maintenance revenue, a recurring revenue, was JPY33,043 million, up 18.9% YoY (JPY27,800 million for FY2014). The increase was mainly because many of accumulated systems construction projects have been shifted to the operation and maintenance. Also, the increase in “IIJ GIO Component Services” revenues contributed to the revenue growth.

Orders received for SI and equipment sales totaled JPY62,056 million, up 12.5% YoY (JPY55,149 million for FY2014). Orders received for systems construction and equipment sales were JPY25,764 million, up 15.9% YoY (JPY22,236 million for FY2014). Orders received for systems operation and maintenance were JPY36,292 million, up 10.3% YoY (JPY32,913 million for FY2014).

Order backlog for SI and equipment sales as of March 31, 2016 amounted to JPY33,645 million, up 15.8% YoY (JPY29,053 million as of March 31, 2015). Order backlog for systems construction and equipment sales was JPY6,078 million, up 28.4% YoY (JPY4,734 million as of March 31, 2015). Order backlog for systems operation and maintenance was JPY27,567 million, up 13.4% YoY (JPY24,319 million as of March 31, 2015).

Equipment sales revenues were JPY3,275 million, up 51.1% YoY compared to JPY2,167 million for FY2014 mainly due to an increase in selling mobile devices.

ATM operation business revenues were JPY3,889 million, up 6.8% YoY (JPY3,640 million for FY2014). As of March 31, 2016, 1,087ATMs have been placed.

Cost and expense

Total cost of revenues was JPY115,993 million, up 14.9% YoY (JPY100,978 million for FY2014).

Cost of network services revenue was JPY64,239 million, up 16.9% YoY (JPY54,932 million for FY2014). The increase was mainly due to an increase in cost related to mobile-related services along with the revenue growth. Also, there was an increase in depreciation and amortization which was mainly related to expansion and renewal of network equipment. Regarding NTT Docomo’s interconnectivity charge, the charge based on its FY2014 actual cost was revised on March 2016 and it decreased by 16.9% year over year. Beginning 1Q15, we calculated mobile interconnectivity cost by applying our supposed decrease rate of 15.0%. Gross margin was JPY15,056 million, up 7.0% YoY (JPY14,073 million in FY2014) and gross margin ratio was 19.0%.

Cost of SI revenues was JPY46,226 million, up 11.2% YoY (JPY41,562 million for FY2014). There were increases in outsourcing-related and personnel-related costs along with the increase in revenues, in purchasing-related costs along with the systems construction revenue increase, and in depreciation and amortization costs mainly along with the expansion of cloud services related facilities. Gross margin was JPY7,963 million, up 19.3% YoY (JPY6,676 million for FY2014) and gross margin ratio was 14.7%.

Cost of equipment sales revenues was JPY2,969 million, up 53.6% YoY (JPY1,932 million for FY2014) along with revenue increase. Gross margin was JPY307 million, up 30.6% YoY (JPY235 million for FY2014) and gross margin ratio was 9.4%.

Cost of ATM operation business revenues was JPY2,559 million, up 0.3% YoY (JPY2,552 million for FY2014). Gross margin was JPY1,330 million, up 22.2% YoY (JPY1,089 million for FY2014) and gross margin ratio was 34.2%.

SG&A and R&D expenses

SG&A and R&D expenses in total were JPY18,515 million, up 8.9% YoY (JPY16,997 million for FY2014).

Sales and marketing expenses were JPY10,589 million, up 15.2% YoY(JPY9,188 million for FY2014). There were increase in sales commission expenses related to mobile services and personnel-related expenses.

General and administrative expenses were JPY7,471 million, up 1.4% YoY (JPY7,368 million for FY2014). There was an increase in personnel-related expenses.

Research and development expenses were JPY455 million, up 3.1% YoY (JPY441 million for FY2014).

Operating income

Operating income was JPY6,140 million, up 21.0% YoY (JPY5,075 million for FY2014).

Other income (expenses)

Other income (expenses) was an income of JPY53 million (an income of JPY64 million for FY2014). There were distribution from fund investment of JPY209 million (included in other-net of JPY236 million), dividend income of JPY93 million from other investments (JPY63 million for FY2014), interest expense of JPY241 million (JPY238 million for FY2014) and foreign exchange losses of JPY71 million (losses of JPY5 million for FY2014).

Income before income tax expenses

Income before income tax expenses was JPY6,193 million, up 20.5% YoY (JPY5,139 million for FY2014).

Net income

Income tax expense was JPY2,183 million (JPY1,897 million for FY2014).

Equity in net income of equity method investees was JPY180 million (JPY155 million for FY2014), mainly due to net income of Internet Multifeed Co.

As a result of the above, net income was JPY4,190 million, up 23.4% YoY (JPY3,397 million for FY2014).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY152 million, mainly related to net income of Trust Networks Inc. (JPY75 million for FY2014).

Net income attributable to IIJ was JPY4,038 million, up 21.6% YoY (JPY3,322 million for FY2014).

FY2015 Balance Sheets and Cash Flows

Balance sheets

As of March 31, 2016, the balance of total assets was JPY117,835 million, increased by JPY9,130 million from the balance as of March 31, 2015 of JPY108,705 million.

As for current assets as of March 31, 2016, as compared to the respective balances as of March 31, 2015, accounts receivable increased by JPY1,495 million, prepaid expenses increased by JPY1,078 million and cash and cash equivalents decreased by JPY1,525 million. As for noncurrent assets as of March 31, 2016, as compared to the respective balances as of March 31, 2015, property and equipment increased by JPY4,954 million and prepaid expenses—noncurrent increased by JPY2,073 million. As for current liabilities as of March 31, 2016, as compared to the respective balances as of March 31, 2015, accounts payable increased by JPY1,779 million.

As for the balances of capital lease obligations as of March 31, 2016, as compared to the respective balances as of March 31, 2015, capital lease obligations-current portion increased by JPY432 million to JPY3,954 million and capital lease obligations-noncurrent increased by JPY3,439 million to JPY7,779 million.

As of March 31, 2016, the balance of other investments decreased by JPY712 million to JPY5,949 million mainly because of changes in values. The breakdown of other investments were JPY3,944 million in available-for-sale securities, JPY1,020 million in nonmarketable equity securities and JPY985 million in investments in funds, including some through a trust.

As of March 31, 2016, the breakdowns of major non-amortized intangible assets were JPY6,170 million in goodwill and JPY96 million in trademark. The balance of amortized intangible assets, which was customer relationships, was JPY3,417 million.

Total IIJ shareholders’ equity as of March 31, 2016 compared to the balance as of March 31, 2015, increased by JPY2,341 million to JPY64,845 million. IIJ shareholders’ equity ratio (total IIJ shareholders’ equity divided by total assets) as of March 31, 2016 was 55.0%.

Cash flows

Cash and cash equivalents as of March 31, 2016 were JPY19,569 million compared to JPY21,094 million as of March 31, 2015.

Net cash provided by operating activities for FY2015 was JPY12,052 million compared to net cash provided by operating activities of JPY12,912 million for FY2014. There were net income of JPY4,190 million, depreciation and amortization of JPY9,922 million and net cash out flow from changes in operating assets and liabilities of JPY2,400 million mainly due to the increase in accounts receivable, the increase in prepaid expenses(including prepaid expenses—noncurrent) and the increase in accounts payable.

Net cash used in investing activities for FY2015 was JPY8,377 million compared to net cash used in investing activities of JPY8,073 million for FY2014, mainly due to payments for purchase of property and equipment of JPY10,899 million (JPY8,157 million for FY2014) and proceeds from sales of property and equipment, which includes proceeds from sale and lease back, of JPY2,574 million (JPY772 million for FY2014).

Net cash used in financing activities for FY2015 was JPY5,201 million compared to net cash used in financing activities of JPY6,283 million for FY2014, mainly due to principal payments under capital leases of JPY4,194 million (JPY4,194 million for FY2014) and FY2014 year-end and FY2015 interim dividend payments of JPY1,011 million (JPY1,011 million for FY2014).

FY2016 Financial Targets

As for the fiscal year ending March 31, 2017 (“FY2016”), we expect enterprises’ ICT-related investment to steadily increase as the Japanese economy’s recovery to continue. Regarding consumer market in Japan, we expect “inexpensive SIM card services” to further penetrate. Based on these, we target our revenue to increase to JPY159 billion, in particular we target mobile and cloud revenue of JPY25.5 billion and JPY16.2 billion respectively. Along with the strong revenue growth, we expect our operating income to improve as well. Our financial targets for FY2016 are as follows:

				(JPY in billions)
	Revenues	Operating Income	Income before Income Tax Expense	Net Income attributable to IIJ
1H FY2016 Target	73.8	2.8	2.8	1.9
Full FY2016 Target	159.0	7.3	7.3	5.0

FY2016 Dividend Forecast

Our FY2016 dividend forecast is as follows:

	Interim	Year-end	Full Year
FY2016 Dividend (forecast)	JPY13.50 (forecast)	JPY13.50 (forecast)	JPY27.00 (forecast)
FY2015 Dividend (scheduled)	JPY11.00 (paid)	JPY11.00 (scheduled)	JPY22.00 (scheduled)

Middle Term Plan (FY2016 to FY2020)

IIJ group is involved in ICT-related market which competitive landscape is expected to become more intensified yet also brings very large market opportunities in the middle to long term. The market is expected to experience changes in enterprise information systems including a spread of cloud computing, the expansion of ICT usage in business activities as represented by BigData and IoT11, increasing demands for security-related services caused by information leakage and a rapid expansion of MVNO market for consumer due to a spread of inexpensive SIM card services.

Under such environment, we have established the following middle term plan (from FY2016 to FY2020).

Our Vision

  Operate one of the largest networks and server infrastructures in Japan by which we provide reliable and value-added services to offer comprehensive IT environment required by enterprises’ activities.
  Exert our competitive advantage continuously with aggressive technology developments and advanced operating skills.
  Challenge new business areas by leveraging long and rich experience of developing Internet related technology.

Achieve sustainable business growth over the long term through above activities.

Performance Target

  Aim to achieve approx. JPY250 billion of total revenue in FY2020 by maintaining annual revenue growth rate of more than 10%, which makes us one of the leading IT companies in Japan.
  Aim to exceed JPY10 billion of operating income during the middle term plan (FY2016 to FY2020) and maintain double-digit annual operating income growth rate continuously by expanding gross margin along with revenue growth.
  Target to be the top market share player in Japan for enterprise cloud business (IaaS12 domain), Internet-related security business, and MVNO business.

< Breakdown of revenue target at FY2020 >

-  Cloud business (IaaS domain): approx. JPY45 billion (up JPY31 billion)
-  MVNO business: approx. JPY65 billion (up JPY49 billion)
-  Network services and SI(except for cloud and MVNO businesses): approx. JPY135 billion (up JPY28 billion)
-  Others: approx. JPY5 billion (up JPY1 billion)
*Figures in the parentheses above are the increase in revenue compared to FY2015 results

Business Strategies

  Provide comprehensive solutions of "network cloud services13" and "system cloud services14" as our core product for enterprise customers with adding systems integration functions. Then, capture the trend to shift from conventional transaction such as on-premise systems to IT services and outsourcing.
  Continue to focus on our advantageous businesses such as MVNO and security.
    MVNO business: aim to have 7 million subscriptions by the end of FY2020 along with rapid market expansion by enhancing direct and indirect sales channels for consumers, significant expansion for MVNE business, incorporating enterprise customers’ new demands in M2M15 and IoT and more.
    Security business for enterprise customers: intend to establish SOC16 business in addition to our security services line-ups. Pursue security service opportunities that meet the needs of individual industry and home as well.
  Focus on new area such as content distribution business towards 4K transmission, M2M/IoT related business, further new development of overseas business, health care business in order to achieve sustainable growth.

We recognize there are various issues to achieve our middle term plan as follows: It is very important for our growth to develop and invest in services and businesses continuously as well as expand our ICT service line-ups in a timely and appropriate manner that meet demands of enterprise customers. Stronger cooperation between engineering and sales divisions is indispensable to realize it. For strong revenue growth, enhancement of enterprise sales forces both direct and indirect function is important. As for consumer business, expansion of sales channel as well as improvement of public recognition is important. We need to hire talented human resources and develop their skills continuously. Also we continue to reinforce management of business investment to improve our operating margin as well as revenue growth.

11 Internet of Things (IoT) enables not only physical objects but any “things” connected to network to exchange information automatically.

12 Infrastructure as a Service (IaaS) is a form of cloud computing that provides virtualized computing resources such as server and storage over Internet.

13 Network cloud services, a concept developed by IIJ, are outsourcing services such as network and security-related services provided to enterprises comprehensively. The revenue is the network services revenue except for cloud services revenue which is recognized under outsourcing services and data center services

14 System cloud services, a concept developed by IIJ, are system infrastructure providing services such as cloud and data center services offered to enterprises comprehensively. The revenue is the sum of datacenter and cloud services under outsourcing and cloud services under systems operation and maintenance.

15 Machine to Machine (M2M) enables devices connected to network to exchange information automatically and perform designated actions.

16 Security Operation Center (SOC) is an organization in charge of monitoring network and equipment to detect and analyze network attacks and suspicious activities and implement counter attacks.

FY2015 Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	FY2014	FY2015
	JPY millions	JPY millions
Adjusted EBITDA	14,752	16,073
Depreciation and Amortization	(9,677)	(9,922)
Impairment loss on other intangible assets	-	(11)
Operating Income	5,075	6,140
Other Income	64	53
Income Tax Expense	1,897	2,183
Equity in Net Income of Equity Method Investees	155	180
Net income	3,397	4,190
Less: Net income attributable to noncontrolling interests	(75)	(152)
Net Income attributable to IIJ	3,322	4,038

CAPEX
	FY2014	FY2015
	JPY millions	JPY millions
CAPEX, including capital leases	11,835	14,812
Acquisition of Assets by Entering into Capital Leases	3,678	6,118
Purchase of Property and Equipment	8,157	8,694

Presentation

Presentation materials will be posted on our web site (http://www.iij.ad.jp/en/ir/) on May 13, 2016.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ was listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

For inquiries, contact:

IIJ Investor Relations
Tel: +81-3-5205-6500 E-mail: ir@iij.ad.jp URL: http://www.iij.ad.jp/en/ir

Statements made in this press release regarding IIJ’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues, operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ’s actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include but not limited to: a decrease of corporate spending or capital expenditure due to depression in the Japanese economy and/or corporate earnings decreased; an inability to achieve anticipated results and cause negative impact on profitability; a possibility that less of reliability for our services and loss of business changes due to interruption or suspension of our services; an excess increase and fluctuation in network-related costs, mobile-related costs, outsourcing costs, personnel cost etc.; a possibility to lose business opportunity due to our inadequate resources in personnel and others; an increase in competition and strong pricing pressure; the recording of an impairment loss as a result of an impairment test on the non-amortized intangible assets such as goodwill: a decline in value and trading value of our holding securities. Please refer to IIJ’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission for other risks.

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2015 and March 31, 2016)

	As of March 31, 2015	As of March 31, 2016
	Thousands of JPY	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	21,093,633	19,569,095
Accounts receivable, net of allowance for doubtful accounts of JPY 54,590 thousand and JPY 74,229 thousand at March 31, 2015 and March 31, 2016, respectively	22,251,818	23,746,683
Inventories	1,229,463	2,003,573
Prepaid expenses	3,691,643	4,769,988
Deferred tax assets—current	1,547,474	1,481,651
Other current assets, net of allowance for doubtful accounts of JPY 720 thousand and JPY 15,693 thousand at March 31, 2015 and March 31, 2016, respectively	2,272,605	1,834,951
Total current assets	52,086,636	53,405,941
INVESTMENTS IN EQUITY METHOD INVESTEES	2,560,557	2,979,652
OTHER INVESTMENTS	6,660,706	5,948,741
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 39,591,769 thousand and JPY 45,345,543 thousand at March 31, 2015 and March 31, 2016, respectively	29,370,054	34,324,150
GOODWILL	6,169,609	6,169,609
OTHER INTANGIBLE ASSETS—Net	3,941,279	3,549,459
GUARANTEE DEPOSITS	2,800,201	3,084,681
DEFERRED TAX ASSETS—Noncurrent	471,087	224,316
NET INVESTMENT IN SALES-TYPE LEASES—Noncurrent	762,159	2,444,848
Prepaid expenses—Noncurrent	2,914,375	4,987,193
OTHER ASSETS, net of allowance for doubtful accounts of JPY 92,935 thousand and JPY 61,593 thousand at March 31, 2015 and March 31, 2016, respectively	968,652	716,314
TOTAL	108,705,315	117,834,904

	As of March 31, 2015	As of March 31, 2016
	Thousands of JPY	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,250,000	9,250,000
Capital lease obligations—current portion	3,522,113	3,954,386
Accounts payable—trade	12,182,908	13,906,703
Accounts payable—other	1,442,810	1,497,767
Income taxes payable	499,104	1,078,412
Accrued expenses	2,968,139	2,932,653
Deferred income—current	2,143,480	2,528,885
Other current liabilities	1,732,781	917,300
Total current liabilities	33,741,335	36,066,106
CAPITAL LEASE OBLIGATIONS—Noncurrent	4,340,421	7,779,367
ACCRUED RETIREMENT AND PENSION COSTS—Noncurrent	2,792,617	3,581,426
DEFERRED TAX LIABILITIES—Noncurrent	1,097,650	710,055
DEFERRED INCOME—Noncurrent	2,943,975	3,092,562
OTHER NONCURRENT LIABILITIES	945,537	1,261,413
Total Liabilities	45,861,535	52,490,929
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock	25,499,857	25,509,499
—authorized, 75,520,000 shares; issued and outstanding, 46,701,000 shares at March 31, 2015 authorized, 75,520,000 shares; issued and outstanding, 46,711,400 shares at March 31, 2016
Additional paid-in capital	36,014,128	36,059,833
Retained earnings (Accumulated deficit)	(556,162)	2,471,276
Accumulated other comprehensive income	1,938,649	1,196,669
Treasury stock —758,709 shares held by the company at March 31, 2015 and March 31, 2016, respectively	(392,070)	(392,070)
Total Internet Initiative Japan Inc. shareholders' equity	62,504,402	64,845,207
NONCONTROLLING INTERESTS	339,378	498,768
Total equity	62,843,780	65,343,975
TOTAL	108,705,315	117,834,904

Internet Initiative Japan Inc.
Consolidated Statements of Income (Unaudited)
(For the fiscal year ended March 31, 2015 and March 31, 2016)

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2015	March 31, 2016
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	16,349,785	17,597,343
Internet connectivity services (consumer)	8,222,015	15,255,596
WAN services	24,325,951	25,176,730
Outsourcing services	20,107,850	21,265,895
Total	69,005,601	79,295,564
Systems integration:
Systems construction	20,437,326	21,144,677
Systems operation and maintenance	27,800,132	33,043,669
Total	48,237,458	54,188,346
Equipment sales	2,166,928	3,275,220
ATM operation business	3,640,128	3,888,878
Total revenues	123,050,115	140,648,008
COST AND EXPENSES:
Cost of network services	54,932,285	64,239,600
Cost of systems integration	41,561,621	46,225,629
Cost of equipment sales	1,932,180	2,968,711
Cost of ATM operation business	2,551,437	2,558,883
Total cost	100,977,523	115,992,823
Sales and marketing	9,188,425	10,588,887
General and administrative	7,367,600	7,470,746
Research and development	441,329	455,198
Total cost and expenses	117,974,877	134,507,654
OPERATING INCOME	5,075,238	6,140,354
OTHER INCOME (EXPENSE):
Dividend income	63,143	93,054
Interest income	23,111	27,587
Interest expense	(238,260)	(241,057)
Foreign exchange losses	(5,045)	(71,270)
Net gain on sales of other investments	41,251	23,765
Impairment of other investments	(29,117)	(14,729)
Other —net	208,671	235,630
Other income—net	63,754	52,980
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	5,138,992	6,193,334
INCOME TAX EXPENSE	1,896,865	2,183,531
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	154,626	180,219
NET INCOME	3,396,753	4,190,022
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(74,672)	(151,740)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	3,322,081	4,038,282

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2015	March 31, 2016
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,942,291	45,950,098
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	46,014,737	46,043,383
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,884,582	91,900,196
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	92,029,474	92,086,766
BASIC NET INCOME PER SHARE (JPY)	72.31	87.88
DILUTED NET INCOME PER SHARE (JPY)	72.20	87.71
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	36.15	43.94
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	36.10	43.85

Consolidated Statements of Comprehensive Income (Unaudited)
	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2015	March 31, 2016
	Thousands of JPY	Thousands of JPY
NET INCOME	3,396,753	4,190,022
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	243,538	(67,652)
Unrealized holding gain (loss) on securities	61,590	(275,952)
Defined benefit pension plans	(83,000)	(394,418)
TOTAL COMPREHENSIVE INCOME	3,618,881	3,452,000
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(70,937)	(155,698)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	3,547,944	3,296,302

Internet Initiative Japan Inc.
Consolidated Statements of Shareholders' Equity (Unaudited)
(For the fiscal year ended March 31, 2015 and March 31, 2016)

	Total equity	Internet Initiative Japan Inc. shareholders' equity						NON CONTROLLING INTERESTS
		Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Shares of common stock outstanding	Common stock	Treasury stock	Additional paid-in capital

	Thousands of JPY	Thousands of JPY	Thousands of JPY	Shares	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY
BALANCE, MARCH 31, 2014	60,180,626	(2,867,548)	1,712,786	46,697,800	25,497,022	(392,070)	35,961,995	268,441
Issuance of common stock upon exercise of stock options	5,671			3,200	2,835		2,836
Stock-based compensation	49,297						49,297
Comprehensive income (loss):
Net Income	3,396,753	3,322,081						74,672
Other Comprehensive income (loss), net of tax	222,128		225,863					(3,735)
Total comprehensive income:	3,618,881
Dividends paid	(1,010,695)	(1,010,695)
BALANCE, MARCH 31, 2015	62,843,780	(556,162)	1,938,649	46,701,000	25,499,857	(392,070)	36,014,128	339,378
Subsidiary stock issuance	3,692							3,692
Issuance of common stock upon exercise of stock options	10			10,400	9,642		(9,632)
Stock-based compensation	55,337						55,337
Comprehensive income (loss):
Net Income	4,190,022	4,038,282						151,740
Other Comprehensive income (loss), net of tax	(738,022)		(741,980)					3,958
Total comprehensive income:	3,452,000
Dividends paid	(1,010,844)	(1,010,844)
BALANCE, MARCH 31, 2016	65,343,975	2,471,276	1,196,669	46,711,400	25,509,499	(392,070)	36,059,833	498,768

Internet Initiative Japan Inc.
Consolidated Statements of Cash Flows (Unaudited)
(For the fiscal year ended March 31, 2015 and March 31, 2016)

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2015	March 31, 2016
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	3,396,753	4,190,022
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,677,339	9,921,555
Impairment loss on other intangible assets	-	11,000
Provision for retirement and pension costs, less payments	256,661	200,871
Provision for allowance for doubtful accounts	33,158	48,407
Gain on sales of property and equipment	(29,733)	(38,219)
Loss on disposal of property and equipment	101,189	66,169
Net gain on sales of other investments	(41,251)	(23,765)
Impairment of other investments	29,117	14,729
Foreign exchange gains—net	(18,259)	(51,727)
Equity in net income of equity method investees, less dividends received	(122,286)	(124,141)
Deferred income tax expense	211,230	249,115
Other	8,560	(12,341)
Changes in operating assets and liabilities net of effects from acquisition of a company:
Increase in accounts receivable	(2,819,564)	(1,565,857)
Decrease (increase) in net investment in sales-type lease — noncurrent	(9,385)	98,511
Decrease (increase) in inventories	450,256	(777,192)
Increase in prepaid expenses	(542,770)	(1,083,665)
Decrease (increase) in other current and noncurrent assets	715,132	(1,485,629)
Increase in accounts payable	648,562	1,760,207
Increase (decrease) in income taxes payable	(718,737)	579,414
Increase (decrease) in accrued expenses	873,815	(32,288)
Increase in deferred income—current	465,469	418,162
Increase (decrease) in deferred income—noncurrent	(248,061)	201,897
Increase (decrease) in other current and noncurrent liabilities	595,178	(513,647)
Net cash provided by operating activities	12,912,373	12,051,588
INVESTING ACTIVITIES:
Purchase of property and equipment	(8,157,115)	(10,898,533)
Proceeds from sales of property and equipment	772,226	2,574,449
Purchase of available-for-sale securities	(4,104)	(59,490)
Purchase of other investments	(282,478)	(376,067)
Investment in an equity method investee	(338,240)	(338,166)
Proceeds from sales of available-for-sale securities	-	141,235
Proceeds from sales of other investments	40,501	808,465
Payments of guarantee deposits	(1,635,910)	(348,005)
Refund of guarantee deposits	1,572,885	21,567
Payments for refundable insurance policies	(47,831)	(56,362)
Refund from insurance policies	-	10,108
Proceeds from subsidies	200,000	200,000
Payments for execution of assets retirement obligations	-	(31,321)
Acquisition of a newly controlled company, net of cash acquired	(167,678)	-
Other	(25,000)	(24,708)
Net cash used in investing activities	(8,072,744)	(8,376,828)
	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2015	March 31, 2016
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	50,000	1,550,000
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(1,030,000)	(1,550,000)
Principal payments under capital leases	(4,193,654)	(4,194,215)
Proceeds from sale and lease back	50,847	-
Net decrease in short-term borrowings with initial maturities less than three months	(150,000)	-
Proceeds from issuance of subsidiary stock to noncontrolling interests	-	3,692
Dividends paid	(1,010,695)	(1,010,844)
Other	3	10
Net cash used in financing activities	(6,283,499)	(5,201,357)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	116,403	2,059

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,327,467)	(1,524,538)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	22,421,100	21,093,633
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	21,093,633	19,569,095

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	239,940	241,260
Income taxes paid	2,405,067	1,377,753

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	3,678,012	8,065,674
Facilities purchase liabilities	1,422,810	1,497,767
Asset retirement obligation	287,036	45,169
Acquisition of a company:
Assets acquired	1,064,736	-
Liabilities assumed	464,736	-
Cash paid	(600,000)	-
Cash acquired	432,322	-
Acquisition of a newly controlled company, net of cash acquired	(167,678)	-

Fourth Quarter FY2015 Consolidated Financial Results (3 months)

The following tables are highlight data of 4th Quarter FY2015 (3 months) consolidated financial results (unaudited, for the three months ended March 31, 2016).

Operating Results Summary
	4Q14	4Q15	YoY % Change
	JPY millions	JPY millions
Total Revenues:	35,204	41,266	17.2
Network Services	17,844	21,080	18.1
Systems Integration (SI)	15,593	18,267	17.1
Equipment Sales	801	910	13.6
ATM Operation Business	966	1,009	4.4
Cost of Revenues:	29,579	34,405	16.3
Network Services	14,801	17,161	15.9
Systems Integration (SI)	13,382	15,771	17.9
Equipment Sales	736	844	14.7
ATM Operation Business	660	629	(4.8)
SG&A Expenses and R&D	4,336	4,794	10.6
Operating Income	1,289	2,067	60.4
Income before Income Tax Expense	1,250	2,016	61.2
Net Income attributable to IIJ	1,008	1,465	45.4

Network Service Revenue Breakdown
	4Q14	4Q15	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Enterprise)	4,062	4,727	16.4
IP Service*1	2,406	2,453	2.0
IIJ FiberAccess/F and IIJ DSL/F	777	768	(1.1)
IIJ Mobile Service	819	1,440	75.8
Others	60	66	9.2
Internet Connectivity Service (Consumer)	2,469	4,548	84.2
IIJ*2	1,790	3,952	120.7
hi-ho	679	596	(12.1)
WAN Services	6,181	6,350	2.7
Outsourcing Services	5,132	5,455	6.3
Network Services Revenues	17,844	21,080	18.1
*1 IP service revenues include revenues from the data center connectivity service.
*2 From 1Q15, what were formerly known as “Under IIJ brand” and “OEM” are now merged under a newly created category “IIJ.”

Reconciliation of Non-GAAP Financial Measures (4th Quarter FY2015 (3 months))

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	4Q14	4Q15
	JPY millions	JPY millions
Adjusted EBITDA	3,749	4,706
Depreciation and Amortization	(2,460)	(2,628)
Impairment loss on other intangible assets	-	(11)
Operating Income	1,289	2,067
Other Income (Expense)	(39)	(51)
Income Tax Expense (Benefit)	264	487
Equity in Net Income of Equity Method Investees	40	(27)
Net income	1,026	1,502
Less: Net income attributable to noncontrolling interests	(18)	(37)
Net Income attributable to IIJ	1,008	1,465

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	4Q14	4Q15
	JPY millions	JPY millions
CAPEX, including capital leases	2,545	2,601
Acquisition of Assets by Entering into Capital Leases	957	2,361
Purchase of Property and Equipment	1,588	240

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(Three Months ended March 31, 2015 and March 31, 2016)

	Three Months Ended	Three Months Ended
	March 31, 2015	March 31, 2016
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	4,061,514	4,726,723
Internet connectivity services (consumer)	2,469,183	4,547,691
WAN services	6,180,534	6,350,368
Outsourcing services	5,132,426	5,455,425
Total	17,843,657	21,080,207
Systems integration:
Systems Construction	7,943,514	9,597,461
Systems Operation and Maintenance	7,649,665	8,669,512
Total	15,593,179	18,266,973
Equipment sales	801,566	910,525
ATM operation business	965,915	1,008,732
Total revenues	35,204,317	41,266,437
COST AND EXPENSES:
Cost of network services	14,801,381	17,161,110
Cost of systems integration	13,382,379	15,771,218
Cost of equipment sales	735,718	843,626
Cost of ATM operation business	660,158	628,697
Total cost	29,579,636	34,404,651
Sales and marketing	2,359,361	2,746,697
General and administrative	1,899,867	1,938,658
Research and development	76,551	109,320
Total cost and expenses	33,915,415	39,199,326
OPERATING INCOME	1,288,902	2,067,111
OTHER INCOME (EXPENSE):
Dividend income	4,172	4,806
Interest income	8,121	12,216
Interest expense	(58,165)	(70,295)
Foreign exchange losses	(32,460)	(59,997)
Net gain on sales of other investments	35,934	-
Impairment of other investments	(29,117)	(14,729)
Other—net	33,031	76,582
Other income—net	(38,484)	(51,417)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	1,250,418	2,015,694
INCOME TAX EXPENSE	264,016	486,595
EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	39,140	(26,604)
NET INCOME	1,025,542	1,502,495
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(17,372)	(37,036)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,008,170	1,465,459

	Three Months Ended	Three Months Ended
	March 31, 2015	March 31, 2016
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,942,291	45,952,691
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	46,024,884	46,053,964
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,884,582	91,905,382
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	92,049,768	92,107,928
BASIC NET INCOME PER SHARE (JPY)	21.94	31.89
DILUTED NET INCOME PER SHARE (JPY)	21.90	31.82
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	10.97	15.95
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	10.95	15.91

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Three Months Ended	Three Months Ended
	March 31, 2015	March 31, 2016
	Thousands of JPY	Thousands of JPY
NET INCOME	1,025,542	1,502,495
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	179,163	6,892
Unrealized holding gain (loss) on securities	119,942	(190,829)
Defined benefit pension plans	(83,178)	(393,172)
TOTAL COMPREHENSIVE INCOME	1,241,469	925,386
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(14,998)	(37,036)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,226,471	888,350

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended March 31, 2015 and March 31, 2016)

	Three Months Ended	Three Months Ended
	March 31, 2015	March 31, 2016
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	1,025,542	1,502,495
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,460,495	2,627,787
Impairment loss on other intangible assets	-	11,000
Provision for retirement and pension costs, less payments	80,147	59,257
Provision for allowance for doubtful accounts	30,993	21,715
Gain on sales of property and equipment	-	(247)
Loss on disposal of property and equipment	9,201	28,824
Net gain on sales of other investments	(35,934)	-
Impairment of other investments	29,117	14,729
Foreign exchange gains—net	(2,869)	(27,609)
Equity in net (income) loss of equity method investees, less dividends received	(39,140)	34,172
Deferred income tax benefit	(55,310)	(59,126)
Other	23,820	368
Changes in operating assets and liabilities net of effects from acquisition of a company:
Increase in accounts receivable	(4,473,038)	(3,551,160)
Decrease in net investment in sales-type lease―noncurrent	103,036	115,610
Decrease in inventories	1,082,978	728,773
Decrease in prepaid expenses	998,990	607,225
Decrease (increase) in other current and noncurrent assets	775,633	(188,304)
Increase in accounts payable	1,089,640	1,925,649
Increase in income taxes payable	162,205	568,914
Increase (decrease) in accrued expenses	53,388	(261,171)
Increase in deferred income― current	65,862	12,951
Increase (decrease) in deferred income― noncurrent	(234,670)	377,286
Decrease in other current and noncurrent liabilities	(249,586)	(308,707)
Net cash provided by operating activities	2,900,500	4,240,431
INVESTING ACTIVITIES:
Purchase of property and equipment	(1,588,189)	(2,444,362)
Proceeds from sales of property and equipment	236,698	1,481,371
Purchase of other investments	(100,800)	(102,381)
Investment in an equity method investee	(288,240)	(298,192)
Proceeds from sales of other investments	10,000	4,229
Payments of guarantee deposits	(24,412)	(326,873)
Refund of guarantee deposits	13,486	12,527
Payments for refundable insurance policies	(13,452)	(14,090)
Payments for execution of assets retirement obligations	-	(31,321)
Other	-	(24,030)
Net cash used in investing activities	(1,754,909)	(1,743,122)
	Three Months Ended	Three Months Ended
	March 31, 2015	March 31, 2016
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Principal payments under capital leases	(1,053,366)	(1,154,338)
Proceeds from sale and lease back	50,847	-
Net decrease in short-term borrowings with initial maturities less than three months	(150,000)	-
Net cash used in financing activities	(1,152,519)	(1,154,338)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	53,561	(7,614)

NET INCREASE IN CASH AND CASH EQUIVALENTS	46,633	1,335,357
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	21,047,000	18,233,738
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	21,093,633	19,569,095

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the fiscal year ended March 31, 2016 (“FY2015”) in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Fiscal Year Ended March 31, 2016
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

May 13, 2016
Company name: Internet Initiative Japan Inc.
Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774
URL: http://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO
TEL: (03) 5205-6500
Scheduled date for annual general shareholder’s meeting: June 24, 2016
Scheduled date for dividend payment: June 27, 2016
Scheduled date for filing of annual report (Yuka-shoken- houkokusho) to Japan’s regulatory organization: June 30, 2016
Supplemental material on annual results: Yes
Presentation on quarterly report: Yes (for institutional investors and analysts)

(Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2016
(April 1, 2015 to March 31, 2016)

(1) Consolidated Results of Operations							(% shown is YoY change)
	Total revenues		Operating income		Income before income tax expense		Net income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Fiscal Year Ended March 31, 2016	140,648	14.3	6,140	21.0	6,193	20.5	4,038	21.6
Fiscal Year Ended March 31, 2015	123,050	7.7	5,075	(11.3)	5,139	(18.1)	3,322	(25.2)

(Note1) Total comprehensive income attributable to IIJ
Fiscal year ended March 31, 2016: JPY3,296 million (down 7.1% YoY)
Fiscal year ended March 31, 2015: JPY3,548 million (down 39.8% YoY)
(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic net income attributable to IIJ per share	Diluted net income attributable to IIJ per share	Net Income attributable to IIJ to Total Shareholders' Equity	Income before Income Tax Expense to Total Assets	Total Revenues Operating Margin Ratio
	JPY	JPY	%	%	%
Fiscal Year Ended March 31, 2016	87.88	87.71	6.3	5.5	4.4
Fiscal Year Ended March 31, 2015	72.31	72.20	5.4	4.8	4.1

(Reference) Equity in net income of equity method investees
Fiscal year ended March 31, 2016: JPY180 million
Fiscal year ended March 31, 2015: JPY155 million

(2) Consolidated Financial Position
	Total assets	Total equity	Total IIJ shareholders' equity	Total IIJ shareholders' equity to total assets	Total IIJ Shareholders’ Equity per Share
	JPY millions	JPY millions	JPY millions	%	JPY
As of March 31, 2016	117,835	65,344	64,845	55.0	1,411.13
As of March 31, 2015	108,705	62,844	62,504	57.5	1,360.50

(3) Consolidated Cash Flow
	Operating Activities	Investing Activities	Financing Activities	Cash and Cash Equivalents (End of the Period)
	JPY millions	JPY millions	JPY millions	JPY millions
Fiscal year ended March 31, 2016	12,052	(8,377)	(5,201)	19,569
Fiscal year ended March 31, 2015	12,912	(8,073)	(6,283)	21,094

2. Dividends

	Dividend per Shares					Total cash dividends for the year	Payout Ratio (consolidated)	Ratio of Dividends to Shareholder's Equity (consolidated)
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY	JPY millions	%	%
Fiscal Year Ended March 31, 2015	-	11.00	-	11.00	22.00	1,011	30.4	1.7
Fiscal Year Ended March 31, 2016	-	11.00	-	11.00	22.00	1,011	25.0	1.6
Fiscal Year Ending March 31, 2017 (forecast)	-	13.50	-	13.50	27.00		24.8
(Note) Change from the latest released dividend forecasts: No.

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2017

(April 1, 2016 through March 31, 2017)									(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Interim Period Ending September 30, 2016	73,800	13.0	2,800	9.2	2,800	5.8	1,900	15.0	41.35
Fiscal Year Ending March 31, 2017	159,000	13.1	7,300	18.9	7,300	17.9	5,000	23.8	108.81
(Note1) Changes to the latest forecasts released: No

* Notes

(1) Changes in significant subsidiaries for the fiscal year ended March 31, 2016
(Changes in significant subsidiaries for fiscal year ended March 31, 2016 which resulted in changes in scope of consolidation): None

(2) Application of simplified or exceptional accounting: No

(3) Changes in significant accounting and reporting policies for the consolidated financial statements
1) Changes due to the revision of accounting standards: No
2) Others: No

(4) Number of shares outstanding (shares of common stock)
1) The number of shares outstanding (inclusive of treasury stock):
As of March 31, 2016: 46,711,400 shares
As of March 31, 2015: 46,701,000 shares
2) The number of treasury stock:
As of March 31, 2016: 758,709 shares
As of March 31, 2015: 758,709 shares
3) The weighted average number of shares outstanding:
For the fiscal year ended March 31, 2016: 45,950,098 shares
For the fiscal year ended March 31, 2015: 45,942,291 shares

[English Translation]

May 13, 2016

Company name: Internet Initiative Japan Inc.

Company representative: Eijiro Katsu, President and Representative Director
(Stock Code Number: 3774 The First Section of the Tokyo Stock Exchange)

Contact: Akihisa Watai, Managing Director and CFO
TEL: 81-3-5205-6500

Information Pertaining to Our Largest Shareholder

1. About Our Largest Shareholder (As of March 31, 2016)

Name	Relationship	Its Ownership Percentage (%)			Securities Exchanges where its Shares are Listed
		Direct ownership	Indirect ownership	Total
Nippon Telegraph and Telephone Corporation (“NTT”)	IIJ is NTT's affiliate company	22.0	4.4	26.4	Tokyo Stock Exchange (First Section) New York Stock Exchange

2. Position of the Listed Company (IIJ) within NTT Group and other relationships

The ownership percentage by NTT, which is IIJ's largest shareholder, was 26.4% as of March 31, 2016, including its indirect ownership. However, IIJ's business activities are not affected by NTT's ownership in IIJ and IIJ is maintaining its management independence.

3. Business Relationship with NTT Group

IIJ uses services provided by Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation for a significant portion of IIJ’s access circuits, services provided by NTT Communications Corporation for a significant portion of IIJ’s domestic and international backbone circuits, and services provided by NTT DOCOMO, INC for a significant portion of IIJ’s mobile infrastructure, to provide Internet connectivity and other services to IIJ’s customers. IIJ also leases a part of Internet data center facilities from NTT Group companies to provide Internet data center services. The aggregate amount paid to for these services was JPY15,193 million for the fiscal year ended March 31, 2016.

4. Policy Concerning Measures to Protect Minority Shareholders in Transactions with NTT Group

Business transactions with the NTT Group are within the scope of normal business practices and there is no special contract made in relation to the investment by NTT Group.